 SEC File Number

001-41946

CUSIP Number

23248Y109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cyber App Solutions Corp.

Full Name of Registrant

N/A

Former Name if Applicable

2000 Bering Drive, Suite 875

Address of Principal Executive Office (Street and Number)

Houston, Texas 77057

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cyber App Solutions Corp. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2025 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense. The Registrant has disclosed in certain of its prior filings (see the Registrant’s Form 10-K for the year ended December 31, 2023 and subsequent Form 10-Qs for related disclosures) with the Securities and Exchange Commission that it has significant doubts about its ability to continue as a going concern due to it having a history of recurring losses from operations, negative working capital, no committed capital to fund its short-term and long-term liquidity needs and no assurance that it would raise the capital required. The Registrant was delayed in the preparation and filing of Quarterly Report primarily due to the registrant’s limited financial resources, which have temporarily hindered its ability to pay certain third-party service providers, including accounting consultants and audit professionals necessary to complete the financial reporting and audit process.

Management is actively working to secure additional funding and resolve outstanding vendor obligations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Looper	(713)	400-2987
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cyber App Solutions Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2025	By:	/s/ Steven Looper
Steven Looper
Chief Executive Officer, President and Director

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